DGAP Voting Rights Announcement: AIXTRON SE
AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

07.04.2016 / 17:25
Dissemination of a Voting Rights Announcement transmitted by DGAP - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1.   Details of issuer

AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany

2.   Reason for notification

Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3.   Details of person subject to the notification obligation

Name:	City and country of registered office:

UBS Group AG	Zurich
Switzerland

4.   Names of shareholder(s)
holding directly 3% or more voting rights, if different from 3.

5.   Date on which threshold was crossed or reached

29 March 2016

6.   Total positions

	% of voting rights attached to	% of voting rights through	total of both in	total number of voting rights of
	shares	instruments	%	issuer
	(total of 7.a.)	(total of 7.b.1 + 7.b.2)	(7.a. + 7.b.)
Resulting situation	1.79%	5.16%	6.94%	112720355
Previous	2.20%	3.93%	6.13%	/
notification

7. Notified details of the resulting situation a. Voting rights attached to shares (Sec.s 21, 22 WpHG)

ISIN	absolute	in %
	direct	indirect	direct	indirect
	(Sec. 21 WpHG)	(Sec. 22 WpHG)	(Sec. 21 WpHG)	(Sec. 22 WpHG)
DE000A0WMPJ6	0	2012873	0%	1.79%
Total	2012873	1.79%

b.1.   Instruments according to Sec. 25 para. 1 No. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right to recall lent shares		at any time	2375575	2.11%
Equity Options	from 17.06.2016 to 16.12.2016		157900	0.14%
		Total	2533475	2.25%

b.2.   Instruments according to Sec. 25 para. 1 No. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Equity Swaps	from 06.06.2016 to 09.01.2019		Cash	3281327	2.91%
			Total	3281327	2.91%

8.   Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least	% of voting rights through instruments (if at	Total of both (if at least held
	held 3% or more)	least held 5% or more)	5% or more)
UBS Group AG	%	%	%
UBS AG	%	5.08%	5.37%
UBS Americas Holding LLC	%	%	%
UBS Americas Inc.	%	%	%
UBS Financial Services Inc.	%	%	%
UBS Group AG	%	%	%
UBS AG	%	5.08%	5.37%
UBS Asset Management Holding	%	%	%
(No. 2) Ltd
UBS Asset Management Holding	%	%	%
Ltd
UBS Asset Management (UK)%		%	%
Ltd
UBS Group AG	%	%	%
UBS AG	%	5.08%	5.37%
UBS Fund Management	%	%	%
(Luxembourg) S.A.
UBS Group AG	%	%	%
UBS AG	%	5.08%	5.37%
UBS Fund Management	%	%	%
(Switzerland) AG
UBS Group AG	%	%	%
UBS AG	%	5.08%	5.37%
UBS Switzerland AG	%	%	%

9.   In case of proxy voting according to Sec. 22 para. 3 WpHG

Date of general meeting:
Holding position after general meeting:	% (equals voting rights)

07.04.2016 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.
Media archive at www.dgap-medientreff.de and www.dgap.d

Language: English

Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany

Internet:	www.aixtron.com

End of News DGAP News Service

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